DEC 20 2002

RESPONSE OF THE OFFICE OF
INSURANCE PRODUCTS
DIVISION OF INVESTMENT MANAGEMENT

Sun Life Insurance
and Annuity Company
of New York, *et al.*

Based on the facts and representations in your letter dated December 20, 2002, and without necessarily agreeing with your legal analysis, we would not recommend enforcement action to the Commission against Sun Life Insurance and Annuity Company of New York ("SLNY") or Keyport Benefit Life Insurance Company ("KBL") under Section 5 of the Securities Act of 1933 (the "1933 Act") and Rule 145 thereunder, or Sections 8 and 11 of the Investment Company Act of 1940 (the "1940 Act"), if KBL transfers its separate accounts ("KBL Accounts") to SLNY in connection with the proposed merger of SLNY and KBL (the "Merger"). In addition, we would not recommend enforcement action to the Commission if: (1) the change in depositor for the transferred KBL Accounts as a result of the Merger is effected through the filing of amendments to the registration statements for the KBL Accounts under the 1940 Act; and (2) new registration statements under the 1933 Act are filed by SLNY and the KBL Accounts to cover any securities issued after the Merger in connection with variable annuity contracts funded by the KBL Accounts.

Because our position is based on the facts and representations in your letter, you should note that different facts or representations may require a different conclusion. Further, this response expresses the position of the Division on enforcement only, and does not purport to express any legal conclusions on the issues presented.

Kenneth C. Fang
Attorney

LEBOEUF, LAMB, GREENE & MACRAE
L.L.P.
A LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS

NEW YORK
WASHINGTON, D.C.
ALBANY
BOSTON
DENVER
HARRISBURG
HARTFORD
HOUSTON
JACKSONVILLE
LOS ANGELES
NEWARK
PITTSBURGH
SALT LAKE CITY
SAN FRANCISCO

125 WEST 55TH STREET
NEW YORK, NY 10019-5389
(212) 424-8000
FACSIMILE: (212) 424-8500
E-MAIL ADDRESS: TERRANCE.O'MALLEY@LLGM.COM
WRITER'S DIRECT DIAL: (212) 424-8542

LONDON
(A LONDON-BASED MULTINATIONAL PARTNERSHIP)
PARIS
BRUSSELS
JOHANNESBURG
(PTY) LTD
MOSCOW
RIYADH
(AFFILIATED OFFICE)
TASHKENT
BISHKEK
ALMATY
BEIJING

December 20, 2002

DIVISION OF INVESTMENT MANAGEMENT
AND
DEC 20 2002
OFFICE OF INSURANCE PRODUCTS
BRANCH 20

BY FEDERAL EXPRESS

William Kotapish, Esquire
Assistant Director
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Sun Life Insurance and Annuity Company of New York and Keyport Benefit Life Insurance Company

Dear Mr. Kotapish:

We are writing on behalf of Sun Life Insurance and Annuity Company of New York ("SLNY") and Keyport Benefit Life Insurance Company ("KBL") to request that the staff advise us that it would not recommend that the Securities and Exchange Commission (the "Commission") take any enforcement action against SLNY and KBL under Section 5 of the Securities Act of 1933, as amended (the "1933 Act"), and Rule 145 thereunder, and Sections 8 and 11 of the Investment Company Act of 1940, as amended (the "1940 Act"), if KBL transfers its separate accounts, registered under the 1940 Act as unit investment trusts, to SLNY (the "Transfers") by operation of law in the proposed merger of SLNY and KBL (the "Merger"), as described below (the Merger, the Transfers, and any related transactions are referred to collectively as the "Merger"). In the past, the Commission's staff has granted requests for similar relief. For the reasons set forth below, we believe that the relief requested here also should be granted.

I. BACKGROUND

A. Description of SLNY and KBL

SLNY is a stock life insurance company incorporated under the laws of the State of New York in 1983 and currently transacts business only in the State of New York. Its principal administrative offices are located at 122 East 42 Street, New York, New York. SLNY is engaged in the sale of combination fixed and variable annuity contracts, group life and group health insurance contracts. As of December 31, 2001, SLNY had assets of approximately $623 million. SLNY is a wholly owned subsidiary of Sun Life Assurance Company of Canada (U.S.), a Delaware stock life insurance company, which, in turn, is a wholly owned subsidiary of Sun Life of Canada (U.S.) Holdings Inc. ("Sun Life US"). The ultimate parent of SLNY and Sun Life US is Sun Life Financial Services of Canada Inc.

KBL is a stock life insurance company incorporated under the laws of the State of New York in 1987. Its principal administrative offices are located at 100 Manhattanville Road, Purchase, New York. KBL is principally engaged in the annuity business. KBL is admitted to do business only in the State of New York. As of December 31, 2001, KBL had assets of approximately $1.2 billion. KBL is a wholly owned subsidiary of Keyport Life Insurance Company, a Rhode Island stock life insurance company, which, in turn, is a wholly owned subsidiary of Sun Life US.

B. SLNY Variable Annuity Accounts

SLNY currently has three registered separate accounts (collectively the "SLNY Accounts"): Variable Account A, Variable Account B and Variable Account C, all of which fund variable annuity contracts (the "SLNY Contracts"). The SLNY Accounts are separate accounts created pursuant to New York insurance law and are each registered as unit investment trusts with the Commission under the 1940 Act; the SLNY Contracts supported by the SLNY Accounts are registered as securities with the Commission under the 1933 Act.[1] The SLNY Accounts consist of subaccounts, each of which invests in a series of either an affiliated or unaffiliated open-end, diversified management investment company registered under the 1940 Act.

The SLNY Contracts permit additional payments and allow transfers among subaccounts, subject to certain conditions. The SLNY Contracts also offer a general account option, which is not registered with the Commission in reliance on certain exemptive and exclusionary provisions in the federal securities laws. In addition, certain of the SLNY Contracts offer a fixed account investment option that is funded by a non-unitized separate account and registered under the

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[1] *See* Registration Statement on Form N-4 for SLNY Variable Account A (File Nos. 2-95002 and 811-04184); Registration Statement on Form N-4 for SLNY Variable Account B (File Nos. 2-95003, 33-19765 and 811-04183); and Registration Statement on Form N-4 for SLNY Variable Account C (File Nos. 33-41629, 333-05037, 333-67864, and 811-04440).

1933 Act.[2] Clarendon Insurance Agency, Inc. ("Clarendon"), an indirect wholly owned subsidiary of Sun Life US, is the principal underwriter for the SLNY Contracts. Clarendon is an "affiliated person" (as that term is defined in Section 2(a)(3) of the 1940 Act) of SLNY.

C. KBL Variable Annuity Accounts

KBL currently has two registered separate accounts (collectively, the "KBL Accounts"), American Benefit Variable Annuity Account[3] and Variable Account A of Keyport Benefit Life Insurance Company, which fund variable annuity contracts issued by KBL (the "KBL Contracts"). The KBL Accounts are separate accounts created pursuant to New York insurance law and are registered as unit investment trusts with the Commission under the 1940 Act; the KBL Contracts supported by the KBL Accounts are registered as securities with the Commission under the 1933 Act.[4] The KBL Accounts consist of subaccounts, each of which invests in a series of either an affiliated or unaffiliated open-end, diversified management investment company registered under the 1940 Act.

The KBL Contracts permit additional payments and allow transfers among subaccounts, subject to certain conditions. The KBL Contracts also offer a general account option, which is not registered with the Commission in reliance on certain exemptive and exclusionary provisions in the federal securities laws. Keyport Financial Services Corp. ("KFS"), a wholly owned subsidiary of Keyport Life Insurance Company, is the principal underwriter for the KBL Contracts. KFS is an "affiliated person" (as that term is defined in Section 2(a)(3) of the 1940 Act) of KBL. Following the Merger, it is expected that Clarendon will act as the principal underwriter for the KBL Contracts.

II. THE PROPOSED TRANSACTION

Sun Life US conducts insurance and related operations through various direct and indirect, wholly owned insurance companies including SLNY and KBL. It proposes to simplify its corporate and operational structure so that it might operate more efficiently and reduce administrative and compliance costs. To that end, Sun Life US intends to combine the operations of SLNY and KBL through the Merger. SLNY and KBL have entered into an agreement and plan of merger (the "Merger Agreement") pursuant to which KBL will merge

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2 *See* Registration Statement on Form S-3 for SLNY (File No. 33-58482).

3 American Benefit Life Insurance Company organized American Benefit Variable Annuity Account on October 19, 1998 pursuant to the insurance laws of New York. Keyport Life Insurance Company purchased American Benefit Life Insurance Company on January 2, 1987 and it was renamed "Keyport Benefit Life Insurance Company" on February 2, 1998.

4 *See* Registration Statement on Form N-4 for American Benefit Variable Annuity Account (File Nos. 33-19254 and 811-05422), and Registration Statement on Form N-4 for Variable Account A of KBL (File Nos. 333-45727, 333-54360, 333-75155, 333-75157 and 811-08635).

with and into SLNY leaving SLNY as the surviving company.[5] The Merger Agreement, which provides for the Transfers and related transactions, received approval from the Boards of Directors of SLNY and KBL and approval from each party's sole shareholder. Upon the effective date of the Merger ("Effective Date"), each contract owner of KBL will become a contract owner of SLNY by operation of law. The Merger Agreement will not affect the current owners of SLNY Contracts.

The SLNY Accounts and the KBL Accounts (collectively, the "Accounts") are not parties to the Merger Agreement, which will be entered into at the insurance company level. As a result of the Merger, the Accounts, which are registered under the 1940 Act, will continue to maintain their separate account status as unit investment trusts under the 1940 Act and as separate accounts under applicable state insurance law. The Accounts will not be merged into one another. The only change resulting from the Merger by operation of law is that the assets of the KBL Accounts subsequently will be owned by SLNY; the KBL Accounts will not otherwise change. In other words, upon the Effective Date: (1) the transferred KBL Accounts, in effect, will become new separate accounts of SLNY; (2) SLNY will assume legal ownership of all of the assets of the KBL Accounts; (3) SLNY will become responsible for KBL's liabilities and obligations with respect to the KBL Contracts then outstanding; and (4) the assets and liabilities which comprised the KBL Accounts immediately prior to the Merger will remain intact and legally separate from any other business of SLNY, as the surviving company, after the Merger.

The SLNY Contracts issued prior to the Effective Date will continue to be funded by the segregated assets held in the SLNY Accounts. The Merger will not affect the provisions of, and the rights and obligations under, the SLNY Contracts. Moreover, the Merger will not dilute or otherwise adversely affect the economic interests of SLNY Contract owners in connection with the SLNY Accounts. The net asset value per unit of interest in the SLNY Accounts in effect immediately after the Merger will be identical to the net asset value in effect immediately prior to the Merger.

The KBL Contracts issued by KBL prior to the Effective Date will continue to be funded by the segregated assets held in the KBL Accounts formerly owned by KBL. The Merger will not affect the provisions of, and the rights and obligations under, the KBL Contracts. The Merger will not dilute or otherwise adversely affect the economic interests of the owners of KBL Contracts. As a result of the Merger, the transferred KBL Contracts will become variable contracts supported by a separate account of SLNY. Each transferred KBL Account will continue to support the KBL Contracts outstanding at the time the Transfers are effected and to receive additional payments made under the KBL Contracts to the extent allocated to that KBL Account. Each transferred KBL Account also will support any variable contracts issued thereafter through the KBL Account as a separate account of SLNY.

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[5] The parties currently expect to obtain the necessary formal regulatory approvals by, and have the Merger become effective on, December 31, 2002.

The Transfers will have the effect of SLNY replacing KBL as the depositor for the transferred KBL Accounts. No charges will be imposed or other deductions made in connection with the Transfers. The Transfers also will not affect the net asset value of any subaccount of the KBL Accounts; the net asset value per unit of interest for the subaccounts of the KBL Accounts in effect immediately after the Transfers will be identical to the net asset value per unit of interest in effect immediately prior to the Transfers. The only change will be the assumption of liabilities under the KBL Contracts by SLNY, as the surviving company, and that the KBL Contract owners will be owners of SLNY Contracts by operation of law. All costs of the Transfers will be borne by SLNY and KBL and not by the SLNY Contract owners or the KBL Contract owners (collectively, the "Contract owners").

In order to reflect the change of sponsorship of the KBL Accounts, a new registration statement under the 1933 Act for each of the KBL Contracts will be filed to ensure that the new registration statement will become effective on or immediately following the Effective Date. The registration statements will include financial statements reflecting consummation of the Merger and reflect SLNY's sponsorship of the KBL Accounts as a result of the Merger, but will retain the historical financial information of the KBL Accounts. The prospectus information included in the new registration statement will be sent to KBL Contract owners.

Except for the succession of SLNY to KBL's obligations and liabilities arising under the KBL Contracts, the Transfers will not affect the provisions of, or rights and obligations under, the KBL Contracts, nor will the Transfers affect the values determined under the KBL Contracts. No new investment options will be made available to KBL Contract owners in connection with, or by virtue of, the Transfers, nor will any existing investment options be substituted or terminated. Each KBL Account subaccount will continue to invest in the same underlying funds as the subaccount invested in prior to the Merger. No payments will be required or charges imposed under the KBL Contracts in connection with, or by virtue of, the Transfers that would not otherwise be required or imposed. Finally, the succession of SLNY to KBL's obligations and liabilities under the KBL Contracts will not dilute or otherwise adversely affect the economic interests of the KBL Contract owners.

The Contract owners will have no investment decision to make with respect to the proposed transaction. As described above, the investment options and contractual rights and obligations under the KBL Contracts will not change, other than the substitution of SLNY as the depositor for the KBL Accounts. Applicable state insurance law does not require that Contract owners of KBL or SLNY approve the Merger; rather, the only persons who are entitled to vote on the Merger are the sole shareholders of the merging companies. Moreover, none of the events affecting the KBL Accounts in connection with the Merger require a vote of KBL Contract owners under the 1940 Act, and the Contract owners do not have any right to opt-out in connection with the Merger.

The Merger will not directly affect any of the management investment companies underlying either the KBL Accounts or the SLNY Accounts (collectively, the "Funds"). The Funds will not be a party to the Merger or any related transaction. The investment objectives, policies, and restrictions of the Funds will not be changed in connection with the Merger or any related transaction. No investment portfolios are proposed to be added to, substituted by, or terminated by the Funds in connection with the Merger or any related transaction. Moreover, the Merger will not result in any change to the investment advisers for the Funds, the Funds' assets, or the charges imposed on the Funds or their shareholders. In addition, although the principal underwriter for KBL may change after the Merger, the principal underwriter will continue to be a wholly owned subsidiary of Sun Life US.

After the Transfers, SLNY intends to accept additional payments under the transferred KBL Contracts outstanding at the time the Transfers is effected and to continue offering new contracts through the KBL Accounts identical to the KBL Contracts currently being offered, but for the change in depositor. Payments so accepted and new contracts so offered will be covered by the new registration statement to be filed with the Commission under the 1933 Act in connection with the Transfers. Payments will not be accepted, and no offers will be made, until the new registration statements filed with the Commission are effective. SLNY in the future may register other variable contracts to be offered through the KBL Accounts or other separate accounts.

III. ANALYSIS

A. Introduction

As discussed more fully below, it is our view, with regard to the proposed Merger (including the proposed Transfers of the KBL Accounts from KBL to SLNY), that: (1) Section 5 of the 1933 Act and Rule 145 thereunder are inapplicable to the Merger, and no registration statements on Form N-14 are required; (2) Section 11 of the 1940 Act is inapplicable to the Merger, but if Section 11 is viewed as applicable to the Merger transactions, the transactions will comply with the conditions of Section 11(a) of the 1940 Act, and Rule 11a-2 thereunder; and (3) Section 8 of the 1940 Act is inapplicable to the Merger. Neither SLNY nor KBL seeks no-action reassurance under Section 17(a) or Section 17(d) of the 1940 Act with respect to the Transfers.[6]

In support of our views, we note that the proposed Merger is analytically the same as numerous reorganizations that have been the subject of previous no-action requests, seeking

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[6] On a number of previous occasions, the Commission staff has been asked to provide no-action assurances (which the staff has granted) under Sections 17(a) and 17(d) of the 1940 Act in situations when insurance companies merged and transferred separate accounts in connection with the merger. *See, e.g., Metropolitan Life Ins. Co.* (pub. avail. May 17, 1996); *Intramerica Life Ins. Co.* (pub. avail. Oct. 29, 1992); *California-Western States Life Ins. Co.* (pub. avail. Dec. 9, 1991); *UNUM Life Ins. Co.* (pub. avail. Oct. 24, 1991); *Lincoln National Pension Ins. Co.* (pub. avail. Dec. 29, 1988); and *American General Life Ins. Co. of Delaware* (pub. avail. Mar. 13, 1986). The staff has stated in these no-action letters that neither Section 17(a) nor Section 17(d) of the 1940 Act is applicable in the case of a transaction, like the present one. The staff further stated in *Metropolitan Life* that it does not intend to issue additional no-action letters in this area absent novel facts and circumstances. We do not believe that novel facts or circumstances are present with respect to the Transfers and the factors discussed in the forgoing letters.

substantially identical relief from the provisions of the 1933 Act and 1940 Act noted above, to which the staff responded favorably and which deal with stock and mutual life insurance companies involved in mergers where one or both of such companies issued variable insurance products.[7] In connection with the relief sought in this request, the proposed Merger poses no different issues than those present in these previous transactions.[8]

B. <u>Section 5 of the 1933 Act and Rule 145 Thereunder are Inapplicable to the Transfer</u>

In our view, the succession of SLNY to the position of depositor for the KBL Accounts and co-issuer of the KBL Contracts pursuant to the Transfers and any related transactions, will not result in the offer or sale of any new or different security or in the creation of a new or different investment company issuer for purposes of Section 5 of the 1933 Act or Rule 145 thereunder. Rule 145, an interpretive rule adopted by the Commission, provides guidance on when certain corporate reorganizations may entail the offer or sale of a new security in exchange for outstanding securities of a corporation involved in the reorganization.[9]

Similar to the facts in previously issued no-action letters,[10] the terms of the Merger Agreement will not result in any material change to the KBL Contracts, except that, by operation

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7 *See, e.g., The Manufacturers Life In. Co.* (pub. avail. Dec. 27, 2001); *Aid Association for Lutherans/Lutheran Brotherhood* (pub. avail. Dec. 21, 2001); *Jefferson Pilot Financial Ins. Co., Alexander Hamilton Life Ins. Co. of America* (pub. avail. Aug. 1, 2002); *AUSA Life Ins. Co.* (pub. avail. Sept. 18, 1998); *Pacific Life Ins. Co.* (pub. avail. Oct. 29, 1997); *The Equitable Life Assurance Society of the United States* (pub. avail. Dec. 18, 1996); *Metropolitan Life Ins. Co.* (pub. avail. May 17, 1996); *Massachusetts Mutual Life Ins. Co.* (pub. avail. Feb. 15, 1996); *Aetna Life Insurance and Annuity Company* (pub. avail. Sept. 15, 1995); *Mutual Benefit Life Ins. Co.* (pub. avail. Oct. 27, 1993); *Phoenix Mutual Life Ins. Co.*, (pub. avail. Apr. 13, 1992); *Intramerica Life Ins. Co.* (pub. avail. Oct. 29, 1992); *Security First Life Ins. Co.* (pub. avail. Jan. 17, 1992); *The Great-West Life Assurance Co.* (pub. avail. Dec. 27, 1991); *California-Western States Life Ins. Co.* (pub. avail. Dec. 9, 1991); *UNUM Life Ins. Co.* (pub. avail. Oct. 24, 1991); *Merrill Lynch Life Ins. Co.* (pub. avail. Sept. 26, 1991); *Allegiance Life Ins. Co.* (pub. avail. July 31, 1990); *Massachusetts Life Ins. Co. of New York* (pub. avail. Nov. 14, 1989); *Anchor National Life Ins. Co.* (pub. avail. Nov. 8, 1989); *Lincoln National Pension Ins. Co.* (pub. avail. Dec. 29, 1988); *Provident Mutual Life Ins. Co. of Philadelphia* (pub. avail. Feb. 2, 1987); *American General Life Ins. Co. of Delaware* (pub. avail. Mar. 13, 1986); and *Voyager Life Ins. Co.* (pub. avail. Jan. 10, 1986).

8 *See supra* notes 6 and 7 and accompanying text.

9 *See also infra* note 12 and accompanying text. Rule 145 under the 1933 Act may apply when there is submitted to security holders for a vote or consent, a plan or agreement for, among other things, "a statutory merger or consolidation or similar plan or acquisition in which securities of such corporation or other person held by such security holders will become or be exchanged for securities of any other person." According to the Preliminary Note to Rule 145, "the thrust of the Rule is that an 'offer,' 'offer to sell,' 'offer for sale,' or 'sale' occurs when there is submitted to security holders a plan or agreement pursuant to which such holders are required to elect, on the basis of what is *in substance a new investment decision*, whether to accept a new or different security in exchange for their existing security" (emphasis added).

10 *See supra* notes 6 and 7 and accompanying text.

of law, the identity of the sponsor/depositor will be different. These previously issued no-action letters involve circumstances virtually identical to those presented above: two insurance companies merging where one or both of the companies have variable contracts outstanding. Each of the previously issued no-action letters indicates that, just as in this case, the assets and liabilities that comprised the separate account remained intact after the merger and were legally segregated from the other business of the surviving life insurance company.

In this case, the KBL Accounts will remain intact after the Merger and the assets of each of the transferred KBL Accounts will be legally segregated from all other assets of the depositor and will not be combined with those of any other separate account or other entity. The transferred KBL Contracts will continue to provide Contract owners with the same rights and benefits after the proposed Merger as before, including surrender rights, loan privileges, annuity options and death benefits. In addition, the KBL Contracts will continue to be funded by the transferred KBL Accounts (albeit under a new name) investing in the same underlying investment vehicles as are currently available under the KBL Contracts. The financial history of the transferred KBL Accounts will be carried forward, and, with the exception of the assumption of liabilities by SLNY (which will be reflected by filing an amendment to each registration statement of a KBL Account under the 1940 Act), will not change. Furthermore, the assumption of the insurance guarantees under the KBL Contracts by SLNY by operation of state law will not affect those aspects of the Contracts that cause them to be treated as securities *(i.e.*, the variable nature of the benefits under the KBL Contracts, which benefits will continue to be based on the same pool of assets).[11]

As discussed above, the Merger is not subject, by either state law or federal securities law, to the vote or consent of the Contract owners of either SLNY or KBL. There is no material change to the security aspect of the KBL Contracts issued by KBL and no new or different investment options will be made available to the Contract owners as a result of the Merger. The only changes involved are the change in the depositor of the transferred KBL Accounts and the assumption of existing KBL Contracts by SLNY. Since there will be no vote of the Contact owners relating to a new investment decision, or otherwise, Rule 145 does not apply for the same reasons set forth in the foregoing no-action letters.[12] Based on the foregoing, we have concluded that neither Section 5 of the 1933 Act nor Rule 145 thereunder is applicable to the proposed Merger, including the Transfers and any related transactions.

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[11] The Merger will affect only the insurance aspects of the KBL Contracts *(i.e.*, the insurance company guaranteeing the death benefit and certain other contractual rights) and will not affect those aspects that cause the KBL Contracts to be treated as securities *(e.g.*, the cash surrender value and investment options available through the KBL Accounts).

[12] *See supra* notes 6, 7 and 9 and accompanying text.

Moreover, with respect to registration statements under the 1933 Act, we believe that no registration statement on Form N-14 will be required to be filed in connection with the Merger.[13] Nonetheless, we believe that the registration statements for the transferred KBL Contracts issued through each KBL Account, as separate accounts of SLNY, need to be in effect under the 1933 Act to cover any securities issued after the Merger, which may include any additional payments accepted on the transferred KBL Contracts outstanding at the time the Merger is effected and any new KBL Contracts issued thereafter. As noted above, in connection with effecting the Merger, SLNY and the KBL Accounts will file new registration statements with the Commission under the 1933 Act for the transferred KBL Contracts, which registration statements will be requested to be declared effective in conjunction with the Merger.

These new registration statements, which will be filed on Form N-4, will reflect SLNY's assumption of KBL's contractual obligations and liabilities with respect to the Contracts pursuant to the Merger. Because the Transfers are to be made in connection with the Merger of KBL into SLNY, the registration statements also will include appropriate financial information reflecting the Merger. The new prospectuses will be sent to all owners of KBL Contracts outstanding at the time the Transfers are effected, and will retain the historical financial information of the KBL Accounts and will disclose that new premium payments will be accepted under the KBL Contracts after the Merger. Prior to the Effective Date, owners of outstanding KBL Contracts will have received disclosure from KBL informing the owners of the proposed Merger, including the Transfers.

C. Section 8 of the 1940 Act is Inapplicable to the Transfer of the KBL Accounts.

It is our view that the succession of SLNY to the position of depositor for the transferred KBL Accounts as a result of the Merger will not result in the organization or creation of any new investment company pursuant to Section 8 of the 1940 Act, and, therefore, can, and should, be effected through the amendment of existing registration statements of the KBL Accounts under the 1940 Act. The filing of these amendments with the Commission will be made as part of the process of filing new 1933 Act registration statements discussed above for the KBL Contracts. These amendments will reflect SLNY as the depositor of the KBL Accounts and the transfer of contractual obligations and liabilities from KBL to SLNY as of the Effective Date. This procedure will not necessitate the filing of new notifications of registration or registration statements for the transferred KBL Accounts pursuant to Section 8 of the 1940 Act.

The proposed Merger will cause a change in the depositor for the KBL Accounts, which will involve a change in the co-issuer of the KBL Contracts. The resulting change in the depositor due to the Transfers of the KBL Accounts, however, will not change the structure or operations of the KBL Accounts or the relationship of the KBL Accounts to their depositor or to the KBL Contract owners. The KBL Accounts will continue to be treated as separate entities for

[13] We note that the Form N-14 registration statement, by its terms, does not apply to separate accounts registered as unit investment trusts.

all relevant purposes, including financial reporting. SLNY and the KBL Accounts, accordingly, will amend the existing registration statements for the transferred KBL Accounts under the 1940 Act on the Effective Date, as discussed above.

D. Section 11 of the 1940 Act is Inapplicable to the Merger.

Based on the analysis set forth above relating to Section 5 of the 1933 Act, it also is our view that the Merger, including the Transfers and any related transactions, will not involve an exchange of securities issued by an investment company for any other security of an investment company for purposes of Section 11 of the 1940 Act. Nonetheless, should these transactions be viewed as an offer of an exchange of investment company securities within the meaning of Section 11 of the 1940 Act, we believe that the transactions will comply with the conditions of Section 11(a) of the 1940 Act, and Rule 11a-2 thereunder. Accordingly, Commission approval should not be required under Section 11 of the 1940 Act in connection with effecting the Merger, including the Transfers and any related transactions.

Similar to the facts in previously issued no-action letters,[14] the terms of the Merger Agreement will not result in any change to the KBL Contracts, except that, by operation of law, the identity of the depositor will change. These previously issued no-action letters involved circumstances substantially similar to those presented above: two insurance companies merging with one or both of the companies having variable contracts outstanding. Each of the previously issued no-action letters indicates that, just as in this case, the assets and liabilities which comprised the funding separate account after the merger remained intact, and were legally segregated from the other business of the surviving life insurance company.

In this case, the assets in each of the transferred KBL Accounts will not be combined with those of any other separate account or other entity. The transferred KBL Contracts will continue to provide Contract owners with the same rights and benefits after the proposed Merger as before, including surrender rights, loan privileges, annuity options and death benefits. In addition, the KBL Contracts will continue to be funded by the transferred KBL Accounts (albeit under a new name). The financial history of the transferred KBL Accounts will be carried forward, and, with the exception of the assumption of liabilities by SLNY, the KBL Contracts will not change. Furthermore, the assumption of the insurance guarantees under the KBL Contracts by SLNY by operation of state law will not affect those aspects of the Contracts that caused them to be treated as securities (*i.e.*, the variable nature of the benefits under the KBL Contracts).[15]

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14 *See supra* notes 6 and 7 and accompanying text.

15 *See supra* notes 9 and 11 and accompanying text.

IV. NO-ACTION REQUEST

In view of these circumstances, we respectfully request that the staff issue a letter stating that the staff will not recommend that the Commission take any enforcement action against SLNY or KBL in connection with the proposed Merger, including the Transfers and any related transactions, described herein with respect to Section 5 of the 1933 Act and Rule 145 thereunder and Sections 8 and 11 of the 1940 Act. In addition, we request that the staff further indicate in this letter that the staff will not recommend that the Commission take any action if: (1) the change in the depositor for the transferred KBL Accounts as a result of the Merger is effected through the filing of amendments to the registration statements for the KBL Accounts under the 1940 Act; and (2) new registration statements for the transferred KBL Contracts under the 1933 Act are filed by SLNY and the KBL Accounts to cover any securities issued in connection with the KBL Contracts after the Merger is effected.

If you have any question or require further information with respect to this matter, please call me at (212) 424-8542 or Douglas N. Beck at (202) 986-8250.

Very truly yours,

Terrance J. O'Malley